Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

January 7, 2021

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Rotor Acquisition Corp.

Amendment No. 1 to Form S-1

Filed December 30, 2020

File No. 333-251521

Ladies and Gentlemen:

On behalf of Rotor Acquisition Corp. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated January 6, 2021, relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Form S-1

General

1.	We note your disclosure that certain “anchor investors” have indicated an interest to purchase up to a specific amount of common stock in the offering. Please identify these investors and clarify the percentage that will be held by insiders if the “anchor investors” purchase a combined 20% of the shares in the offering. We also note your disclosure that “[n]o assurances can be given as to the amount of our securities the anchor investors may purchase in this offering . . . .” So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the “anchor investors” and existing shareholders, please disclose whether there is a ceiling on the amount that may be purchased by these individuals and quantify any ceiling. If not, please disclose the potential material impact on the public investors. Finally, please also quantify the amount of vote of public investors that will be needed for approval of a business combination, assuming that the anchor investors purchase the maximum amount of shares in this offering and vote in favor of such combination.

We have revised the disclosure on the cover of the prospectus and pages 1, 16, 21, 33, 90, 116 and 120 of the Registration Statement as requested.

Securities and Exchange Commission

January 7, 2021

2.	We note your risk factor disclosure on pages 59 and 60 indicates that the exclusive forum provision in your certificate of incorporation will not be applicable to claims made under the Securities Act of 1933. The certificate of incorporation filed as exhibit 3.2 to your registration statement appears to provide that the Delaware Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction for claims made under the Securities Act. Please revise your disclosure to clarify this aspect of the provision.

We have revised the disclosure on pages 60 and 131 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc.	Mr. Brian D. Finn